LANDand BUILDINGS

MAY 2025

CORRECTING THE RECORD ON NHI'S MISLEADING CLAIMS AND OMISSIONS



www.NHIBoardRx.com



NATIONAL HEALTH INVESTORS®

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WHAT NHI WANTS INVESTORS TO BELIEVE IS HIGHLY MISLEADING

NATIONAL HEALTH INVESTORS

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CORRECTING THE RECORD, IT APPEARS THAT:

- National Health Investors, Inc. ("NHI" or the "Company") wants investors to believe it has strong performance – **which is not supported by the facts given the Company's consistent and persistent total shareholder return ("TSR") underperformance to Senior Housing REIT Peers, its Proxy Peers, and the Healthcare REIT Index**
- NHI wants investors to believe it exceled amid the pandemic, **but the Company endured numerous rent cuts and lease restructurings, significantly underperformed, and saw its valuation further disconnect from Senior Housing REIT Peers**
- NHI wants investors to believe that the Company's undervaluation is a "myth" **while simultaneously blaming its smaller size and lower senior housing operating portfolio ("SHOP") exposure relative to Senior Housing REIT Peers (both self-inflicted under the Board's watch) for its lower multiple**
- NHI wants investors to believe it has *proactively* addressed governance concerns – **the truth is the Company and Board do not even believe they have conflicts of interest[1] and have repeatedly committed to improvements only following shareholder pressure; it is clear to us that any changes have been purely reactive, conditional, and fall well short of what we believe is necessary to maximize shareholder value**
- NHI wants investors to believe that Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings", "L&B", "we" or "us") is unreasonable and does not have a plan – **in reality, L&B has continually sought out a collaborative solution and has laid out a clear plan to help enhance shareholder value and make NHI a best-in-class REIT**

L&B urges shareholders to see through NHI's misleading claims and vote the GOLD proxy card today for the election of its independent and exceptionally qualified nominees: Jim Hoffmann and Adam Troso

1. See NHI presentation titled "NHI Executing On its Winning Strategy and Delivering Stockholder Value", April 30, 2025, including slide 23.

Source: Company filings and other publicly available information on NHI and peers; Land & Buildings' research and views; Notes: Healthcare REIT Index defined as FTSE NAREIT Health Care Property Sector Total Return Index; Proxy Peers as defined in 2023 Company Proxy Statement March 24, 2023 (most relevant of recent proxy peer sets in our view) and 4Q24 Supplemental; Senior Housing REIT Peers defined as Welltower (WELL) and Ventas (VTR)

2

















WHAT NHI DID NOT RESPOND TO

NHI NATIONAL HEALTH INVESTORS
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WHAT THE COMPANY SEEMINGLY FAILED TO ADDRESS IS MOST TELLING

- ✗ Why the Company thinks it is appropriate to compare its performance to other REITs in completely different and irrelevant property types such as Medical Office and Lab Space
- ✗ Why the Company is focused on arbitrary end dates for total shareholder return comparisons instead of the unaffected data prior to Land & Buildings' director nominations
- ✗ The concerning web of interlocks and deep professional and personal connections among Robert Adams, Jimmy Jobe, and several other "independent" directors
- ✗ Robert Adams' and Jimmy Jobe's direct conflicts with large tenant National Healthcare Corp ("NHC") and why Jimmy Jobe was not placed on the Special Committee of Non-Interested Directors
- ✗ Whether or not Jimmy Jobe or his accounting firm have undisclosed business relationships with Robert Adams, other directors, NHI, and/or NHC
- ✗ Who on the Board brings Jim Hoffmann's deep public market REIT investing background or Adam Troso's decades of experience advising on complex real estate transactions
- ✗ Land & Buildings' path forward to help NHI become best-in-class and a blue-chip REIT

Source: Company filings and other publicly available information on NHI and peers; Land & Buildings' research and views.













CONTORTING THEMSELVES TO SHOW BETTER RELATIVE PERFORMANCE

NATIONAL HEALTH INVESTORS

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Total Shareholder Returns Outpace Healthcare REITs and the REIT Industry

NATIONAL HEALTH INVESTORS

TSR Through December 31, 2024

NHI
MSCI US REIT
FTSE Nareit Equity Health Care
30.6%
8.8%
24.18%
44.7%
(6.6%)
10.10%
76.5%
59.0%
74.14%
16.6%
23.5%
15.44%
1-Year
3-Year
Since Board Expansion
5-Year

TSR Through April 25, 2025

NHI
MSCI US REIT
FTSE Nareit Equity Health Care
25.5%
13.4%
35.68%
68.3%
(4.9%)
18.81%
93.8%
54.6%
88.61%
104.8%
61.5%
100.24%
1-Year
3-Year
Since Board Expansion
5-Year

Source: S&P Capital IQ

L&B Invented a Self-Serving Index

- L&B recklessly invented an "index" composed solely of just two "cherry picked" companies, Welltower (WELL) and Ventas (VTR), each different from and many times larger than NHI.
- Average outperformance of this so-called index of two companies over the 1-year and 3-year periods ended December 31, 2024, was entirely driven by Welltower as NHI's TSR was superior to Ventas.
- The FTSE Nareit Equity Health Care is an index of all health care REITS widely used for benchmarking including by both WELL and VTR. The index is market cap weighted and thus heavily driven by WELL and VTR (which NHI estimates at over 60% of the index), the two largest health care REITs with market caps of approximately $96 billion and $30 billion, respectively. The next largest health care REIT has a market cap of approximately $13.5 billion.
- *Against actual indices*, NHI TSR has outperformed the FTSE Nareit Equity Health Care Index and the broader REIT universe as measured by the MSCI US REIT Index (RMZ) over the 1-year, and 3-year periods, ended December 31, 2024, as well as since the Board first expanded in May 2020. Through the end of the most recent trading week ended April 25, 2025, NHI has similar outperformance over the longer time frames.
- NHI believes that its superior TSR over several periods clearly disproves L&B's misleading claims of under-performance and poor valuation which are based on flawed comparisons.

10

NHI cites L&B yet conveniently ignores the key unaffected end date of 02/18/25 - the day prior to L&B publicly announcing its director nominations – for its relative TSR

It seems clear that NHI is relying on a hodge podge Healthcare REIT index and a broad REIT index as peer groups as it knows direct comparisons to its closest peers will show underperformance

Regardless, NHI underperforms persistently over the prior ten years when compared to relevant peer sets and using appropriate dates

NHI Trailing Total Shareholder Return Underperformance	10 Years	9 Years	8 Years	7 Years	6 Years	5 Years	4 Years	3 Years	2 Years	1 Year
vs. Healthcare REIT Index	11%	-7%	-16%	-29%	-20%	-12%	-10%	22%	-7%	-8%
vs. Proxy Peers	-31%	-58%	-49%	-61%	-38%	-30%	-26%	-8%	-17%	-1%
vs. Senior Housing REIT Peers	-52%	-83%	-83%	-102%	-68%	-61%	-71%	-19%	-42%	-27%

Source: Bloomberg, Company filings; Land & Buildings' research and views. Note: All pricing and return data as of February 18, 2025, unless otherwise specified.

L&B

4





BOARD DID NOT POSITION NHI FOR SUCCESS AMID COVID

NATIONAL HEALTH INVESTORS
NHIBoardRx.com

Early Response to Pandemic and Opportunistic Capital Allocation Position NHI for Significant Value Creation
NATIONAL HEALTH INVESTORS
Strong Defense...
NHI took immediate action early in the pandemic to clearly communicate the COVID-19 impact and to shore up the balance sheet through asset sales, dividend reduction, and strong access to the both bank and debt capital markets. From 2021 – 2023, NHI took advantage of a frothy market and completed the disposition of $353.8 million in underperforming senior housing properties at low single-digit cap rate.
...Positioned NHI For the Pivot to Offense
As strategic asset sales slowed in 2022, NHI pivoted towards growing the Company through the creation of the SHOP platform and a new revolver with more accommodative covenants for growth. NHI has been opportunistic in both repurchasing shares and using equity to participate in the powerful industry opportunity now underway. The Company continually reviews its cost of both debt and equity capital to ensure optimizing shareholder returns.
Demonstrated Strategic Capital Allocation and Capital Markets Experience
Investments totaled $226.9 million
Secured $100 million 1-year term loan in to navigate through the pandemic. The syndicate of 8 banks provided commitments of $205 million.
Provided first monthly business update to the market and started reporting weekly Covid-19 cases in our portfolio
2020
Investments totaled $120.5 million
Sold 19 underperforming senior housing properties for $195.5 million
Communicated plan to re-position the Company including asset sales of $200 million - $400 million of underperforming properties
Successfully priced inaugural bond offering of $400 million with a 3% coupon
Announced a dividend reduction to preserve the conservative capital structure while providing flexibility for tenant rent relief
2021
Investments totaled $101.5 million
Sold 13 underperforming senior housing properties for $100.9 million
Repurchased $152 million of NHI stock taken at an average price of $61.56 to take advantage of an under-levered balance sheet
Created the SHOP portfolio with 15 properties and an initial investment value of $335.5 million
Entered into new $700 million revolver which is structured to provide significantly more flexibility when entering joint ventures, including RIDEA structures
2022
Investments totaled $74.5 million
Sold 12 underperforming senior housing properties for $57.5 million
Secured $200 million 2-year term loan
2023
Investments totaling $237.5 million at an initial yield of 8.6%
Sold approximately 1.0 million shares on a forward basis at an initial forward share price of $75.17
Entered into a forward equity sale agreement to sell approximately 2.8 million shares at an initial forward price of $68.40 per share
2024

The Company's pandemic response slide fails to mention the outsized number of rent cuts, abatements, and lease restructurings that destroyed value for NHI shareholders – *we believe NHI's historically weaker cost of capital and poor capital allocation oversight led to inferior legacy acquisitions and exacerbated underperformance*

NHI Trailing Total Shareholder Return Underperformance	2020 - 2021
vs. Healthcare REIT Index	-24%
vs. Proxy Peers	-15%
vs. Senior Housing REIT Peers	-25%

Source: Bloomberg, Company filings; Land & Buildings' research and views. Note: Total returns between December 31, 2019 and December 31, 2021 to reflect performance in the initial post COVID period.

L&B

5









UNDERVALUATION DESERVES ACTION, NOT EXCUSES

NATIONAL HEALTH INVESTORS
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Price / 2025E NFFO
NHI's business currently compares more closely to predominantly NNN peers. NHI has a higher concentration of Senior Housing compared to this group.
9.1x
11.9x
12.8x
13.3x
15.8x
16.2x
19.8x
19.8x
29.9x
Other HC REITs
SBRA
OHI
LTC
CTRE
NHI
AHR
VTR
WELL

NHI's justification for its poor valuation is flawed in several ways

1) *The graph is a point in time and fails to show that NHI previously traded in parity with VTR/WELL before the past decade of underperformance*
2) *Using "NFFO" as opposed to "AFFO" overstates the cash flow of REITs with operating assets, thereby understating the multiples for VTR/WELL*
3) *The peers NHI highlights have significantly lower senior housing exposure (and higher skilled nursing exposure) and therefore should trade at much lower multiples*
4) *Triple net is merely a type of lease structure and does not determine an asset's multiple or long-term value; it governs the timing of cash flows and can be converted to an operating structure at expiration at the REIT's election or vice versa*

Company	Senior Housing Exposure (% of NOI)
WELL	68%
NHI	**64%**
VTR	53%
LTC	43%
SBRA	31%
OHI	24%
CTRE	5%

NHI DEEPLY DISCOUNTED TO SENIOR HOUSING REIT PEERS
NHIBoardRx.com
NHI UNDERVALUATION HAS WIDENED TO CHEAPEST LEVELS EVER
NHI Multiple Has Not Expanded With Senior Housing Peers
Historically Wide Discount to Senior Housing REIT Peers
WELL/VTR Avg. Multiple
NHI AFFO Multiple
NHI AFFO Multiple Spread to WELL/VTR Average
Source: Bloomberg; Note: Based on price to consensus forward 12 months AFFO estimates.
L&B
27

Source: Company filings; Land & Buildings' research and views.
Note: "AFFO" subtracts maintenance capex from "NFFO" to estimate a more accurate cash flow number; REITs do not pay maintenance capex in triple net leases

L&B

6



THE BOARD OWNS THE LOWER VALUATION AND "SHOP" EXPOSURE

NATIONAL HEALTH INVESTORS

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L&B Valuation Narrative is a Myth

- L&B mischaracterizes NHI's valuation by continuing to use its self-serving invented "index" of two "cherry picked" companies, Welltower (WELL) and Ventas (VTR), each different from and many times larger than NHI
- WELL generates approximately 57% of total NOI from its SHOP portfolio and VTR generates approximately 40% which compares to NHI at less than 5%
- Neither WELL nor VTR list NHI as a peer in their most recent respective proxies; SBRA and LTC both list NHI as a peer in their most recent respective proxies
- NHI understands the importance of growing the SHOP portfolio and its potential impact on valuation and strongly believes the dissident nominees add no value to this significant growth opportunity

The Company admits its much smaller "SHOP" portfolio may explain some of the underperformance and undervaluation to VTR/WELL but fails to acknowledge the Board's role in hindering gaining this exposure

The Board has clearly not "[understood] the importance of growing the SHOP portfolio":

"But just curious if the enthusiasm includes the <u>opportunities to do more in SHOP in terms of new investments and if you do in fact have the green light from the Board or not. Sounds like no</u>, but just wanted to confirm….and I guess, bigger picture, the market seems to have moved away from triple-net."

– Juan Sanabria, BMO Analyst, NHI Q4 2023 Earnings Call, February 21, 2024

Using traditional net lease REITs as an example, size is not the primary determinate of valuation; investors are happy to pay up for REITs they have confidence in and believe will be fast growers off of a smaller base

Company	2025 P/AFFO	Enterprise Value ($M)
O	13.6x	$77,914
VICI	13.8x	$50,531
WPC	12.8x	$21,856
GLPI	12.4x	$20,470
NNN	12.1x	$12,084
ADC	**18.1x**	**$11,691**
EPRT	**17.2x**	**$8,613**
EPR	9.8x	$6,975
NTST	12.6x	$2,196

Source: Bloomberg, Citi, Company filings; Land & Buildings' research and views. Note: Net lease REIT valuations and enterprise value as of April 30, 2025 based on Citi research coverage.

L&B 7





MODEST GOVERNANCE IMPROVEMENTS ARE REACTIVE TO L&B

NHI NATIONAL HEALTH INVESTORS

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Governance Actions Align with Stockholder Interests

NHI NATIONAL HEALTH INVESTORS

Date	NHI Board Action
May-20	Board expands from four directors to six and adds first female director
May-21	Eric Mendelsohn, President and CEO, appointed to the Board
Jun-22	Tracy M.J. Colden appointed to the Board
Apr-24	Ms. Colden appointed as Chair of Nominating and Corporate Governance Committee; NHI Commits to Board Declassification and to Commence Search for another independent director
Aug-24	NHI Board forms a Special Committee of Non-Interested Directors to advise on the NHC lease negotiations in response to conflict-of-interest concerns
Dec-24	Founder and Chairman, W. Andrew Adams, announces retirement from the NHI Board where he served since 1991
Jan-25	James R. Jobe appointed to Chair of the Compensation Committee and engages a 3rd party compensation consultant to better align executive compensation with stockholder interests
Jan-25	Candice W. Todd appointed to the Board fulfilling commitment NHI Board made in April 2024; Ms. Todd appointed to Chair of the Audit Committee
Feb-25	Robert T. Webb, who had served on the NHI Board since the Company's inception in 1991, announces his retirement
Mar-25	Robert W. Chapin, Jr. appointed to the NHI Board, bringing decades of senior housing operating and real estate investing experience
Apr-25	NHI files definitive proxy statement including a proposal to fully declassify the Board by the 2027 Annual Stockholder Meeting

Significant governance enhancements over the last five years demonstrate commitment to stockholder engagement and to implementation of governance best practices

When citing the Board's expansion from four directors to six in May of 2020, the Company fails to mention the two directors appointed were Robert Adams (NHC Chair) and Charlotte Swafford (Former NHC SVP/Treasurer)

While the Board apparently failed to look outside of its inner circle when appointing new directors, is it merely a coincidence these conflicted directors were appointed right before the most recent renewal of the NHC lease?

Declassification proposal is toothless given the Company has failed to permanently opt out of the Maryland Unsolicited Takeover Act ("MUTA") and the Board can re-stagger without shareholder approval at its discretion

Over and over again, NHI's governance changes appear reactive and conditional, hence why the vast majority of the governance changes since 2020 are following our public involvement; shareholders deserve directors willing to take proactive measures to ensure their interests are being protected at all times.

Source: Company filings; Land & Buildings' research and views.





DIRECTOR COMP WAS NOT "MODEST" DURING NHC LEASE RENEWAL

NHI NATIONAL HEALTH INVESTORS

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Modest Director Compensation is Aligned with Stockholders

NHI NATIONAL HEALTH INVESTORS

- NHI Directors, including Messrs. Adams and Jobe, were awarded total compensation that was well below NHI's closest healthcare REIT peers
- Mr. Adams' 2024 compensation was 18% below the average of the peer group
- Mr. Jobe's 2024 compensation 16% below the average of the peer group
- NHI's average 2024 compensation was 17% below the average of the peer group
- Board members receive annual option grants that vest over three years

Company / Director	Year	Director Compensation	Market Capitalization
Robert G. Adams	2024	$190,792	NA
James R. Jobe	2024	$195,792	NA
NHI Average	2024	$194,006	$3.5 billion
LTC Properties (LTC) Average	2024	$210,800	$1.6 billion
CareTrust REIT (CTRE) Average	2024	$256,250	$5.4 billion
Sabra Health Care REIT (SBRA) Average	2024	$234,638	$4.3 billion

While director compensation has been more appropriate following L&B's involvement, outsized compensation in 2021 ($441k) and 2022 ($361k) while the NHC lease renewal was ongoing was egregious and deeply concerning in our view

2021 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards [1]($)	Non-Equity Incentive Plan Comp.($)	Change in Pension Value and Nonqualified Deferred Comp. Earnings	All Other Comp. ($)	Total ($)
W. Andrew Adams	60,000	—	380,955	—	—	—	440,955
Robert T. Webb	60,000	—	380,955	—	—	—	440,955
Robert A. McCabe, Jr.	70,000	—	380,955	—	—	—	450,955
James R. Jobe	60,000	—	380,955	—	—	—	440,955
Charlotte Swafford	60,000	—	380,955	—	—	—	440,955
Robert G. Adams	60,000	—	380,955	—	—	—	440,955

2022 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards [1]($)	Non-Equity Incentive Plan Comp.($)	Change in Pension Value and Nonqualified Deferred Comp. Earnings	All Other Comp. ($)	Total ($)
W. Andrew Adams	52,500	—	308,458	—	—	—	360,958
Robert T. Webb	52,500	—	308,458	—	—	—	360,958
Robert A. McCabe, Jr.	65,000	—	308,458	—	—	—	373,458
Tracy M.J. Colden[2]	22,500		371,825	—	—	—	394,325
James R. Jobe	52,500	—	308,458	—	—	—	360,958
Charlotte Swafford	52,500	—	308,458	—	—	—	360,958
Robert G. Adams	52,500	—	308,458	—	—	—	360,958

Source: Company filings; Land & Buildings' research and views.

L&B







L&B NOMINEES HAVE A CLEAR PLAN TO HELP ENHANCE VALUE

NHI
NATIONAL HEALTH INVESTORS
NHIBoardRx.com

NHI
NATIONAL HEALTH INVESTORS

Land & Buildings Has No Plan and Its Criticisms Have Already Been Addressed

- NHI has actively engaged with L&B to reach a mutually agreeable resolution, but L&B would not accept any resolution that did not include adding one of its nominees to the Board.
- After careful consideration, our Board determined that the dissident candidates do not enhance the Board and did not compare favorably with the Board's nominees.
- L&B has not provided any substantive ideas to enhance stockholder value and has only continued to direct its criticisms to the composition of the Board – the same Board that has overseen significant value creation for stockholders and has added five new independent directors in five years.
- The Board has created a Special Committee of Non-Interested Directors specifically to oversee lease negotiations with NHC.

No matter how many times NHI claims otherwise, L&B and its nominees have outlined a clear plan to enhance shareholder value and help make NHI a best-in-class REIT

WHAT HOFFMANN AND TROSO WOULD SEEK TO DO FROM DAY ONE

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

COLLABORATE WITH THE BOARD TO HELP MAKE NHI A BEST-IN-CLASS REIT

- Modernize governance policies free from conflicts of interest
- Ensure NHC lease value is maximized
- Enhance capital allocation oversight and accelerate growth
- Broaden institutional appeal to close valuation gap

Source: Land & Buildings' research and views.

L&B 53

BETTER GOVERNANCE CRITICAL FOR BETTER RETURNS

NHI NATIONAL HEALTH INVESTORS
NHIBoardRx.com

NHI CAN BE A BEST-IN-CLASS REIT

Jim Hoffmann and Adam Troso's election we believe will lead to tangible shareholder benefits

- ✓ Maximize value of NHC lease renewal
- ✓ Modernize governance and raise franchise value
- ✓ Improve cost of capital for faster growth
- ✓ Enhance capital allocation oversight
- ✓ Internal growth acceleration
- ✓ Broaden institutional REIT dedicated ownership
- ✓ Increase sell-side coverage
- ✓ Close valuation gap to Senior Housing REIT Peers

Source: Land & Buildings' research and views.

L&B 63

Source: Company filings; Land & Buildings' research and views.



NHIBoardRx.com

SETTLEMENT DISCUSSIONS WERE KABUKI THEATER

NHI has actively engaged with L&B to no avail because L&B requires that any resolution must result in adding at least one of their nominees to the Board

April 3, 2024: Several Board members met with members of L&B to discuss the Company's corporate governance practices, the relationship between NHC and NHI, the NHC lease renewal, the tenure of Board members and the engagement of third-party compensation consultants.

May – November 2024: NHI management continued to meet with L&B for in-person meetings at multiple industry conferences and on non-deal roadshows.

January – February 2025: Representatives of the Company indicated that the Company welcomed Mr. Litt's input regarding the Company and would consider terms for a potential resolution, including interviewing L&B's potential director candidates.

March 7, 2025: Several Board members met with members of L&B to discuss their nominees. Although no agreement was reached during the meeting, the parties agreed to continue to discuss a potential resolution.

March 10 – March 14, 2025: NHI presented Robert W. Chapin, Jr. to L&B as a new independent director and L&B subsequently met with Mr. Chapin to discuss his qualifications. NHI's Chairman and NHI's Chair of the Nominating and Corporate Governance Committee conducted separate interviews with L&B candidates, James Hoffman and A. Adam Troso.

Mar 17 – 18, 2025: NHI's CEO, Eric Mendelsohn, held multiple phone calls with L&B and informed them that the Board considered Mr. Chapin a superior candidate to the dissident nominees and that the Board remained open to continuing constructive dialogue in an effort to reach a mutually agreed upon resolution. L&B insisted that any resolution must result in adding at least one of their nominees to the Board and would not agree to withdraw its director candidates or other resolution.

L&B never made the addition of one of our nominees the only option for a resolution

L&B nominees each participated in one interview scheduled for 30 minutes with only two members of the Board (Robert McCabe and Tracy Colden)

L&B was dismayed with Robert Chapin's apparent lack of knowledge of the NHI/NHC conflict, ignorance of other NHI governance issues, and lack of awareness of our prior public filings

The only settlement option ever provided to L&B was Robert Chapin going on the Board – who we had no involvement or input in selecting – and with no current directors coming off the Board



BOARD REMARKABLY DEFENSIVE WHEN DISCUSSING NHC LEASE

NATIONAL HEALTH INVESTORS

NHIBoardRx.com

L&B Complaint	NHI Response
"Land & Buildings seriously questions whether the majority of 'independent' NHI directors, including Robert Adams and Jimmy Jobe,…can faithfully execute their fiduciary duties to stockholders given their longstanding professional/personal relationships and clear conflicts of interest."	This appears to be pure conjecture on L&B's part as they have no evidence to show that our directors have not been executing their fiduciary duties. To the contrary, with respect to the NHC lease renewal, the Company, again, points to the Board's creation of the Special Committee of Non-Interested Directors to oversee these negotiations. While NHI does not believe a conflict of interest exists, in order to eliminate even the perception of a conflict, the Special Committee of Non-Interested Directors does not discuss any NHC-related matters in Board meetings or with other Board members not on the Special Committee of Non-Interested Directors. The Company is working diligently with Blueprint Healthcare Real Estate Advisors, a leading national independent consultancy firm, on several potential options with a mandate to create maximum stockholder value. Ultimately, the Special Committee of Non-Interested Directors has the full authority of the Board to determine the best path forward for the Company and its stockholders.

Repeatedly, the Company has made clear that it does not even believe there is a conflict of interest between the NHI Board and NHC, so how can it solve it? NHI cannot realize its full potential, in our view, without eliminating these conflicts altogether, and the culture that has allowed them to perpetuate

L&B Complaint	NHI Response
"When the NHI/NHC lease was last amended in 2022, base rents declined over the life of the lease to the detriment of stockholders of NHI…Point-in-time asset sales would not have caused rents to decline each year of the lease, including this year and next."	L&B is mischaracterizing the legal and economic terms of the NHC lease, which we can only assume is to garner votes. The real facts are that in 2022, NHI sold seven skilled nursing facilities with 780 units previously operated by NHC to a third party for approximately $43.7 million (approximately $56,000 per unit). The base annual rent for the remaining 35 properties for 2022 was approximately $30.8 million which stayed constant through the remainder of the lease at December 31, 2026. Following the sale, NHI entered into a 10th amendment to the NHC master lease which resulted in 2022 annual base rent of approximately $34.3 million which steps down ratably to approximately $32.0 million in 2026. NHC is effectively still paying rent to NHI for buildings they have not operated since 2022.

NHC revenue and profit doubled while NHI's rent stayed nearly flat for twenty years

The above explanation of why the base rent of the most recent NHC lease renewal declines over its life is both nonsensical and impossible to verify given lack of disclosure, in our view, but what is clear to us is that this renewal did not represent a "Fair Rental Value" as the terms stipulated and instead appeared to be another giveaway to NHC at the expense of NHI shareholders

Source: Company filings; Land & Buildings' research and views.







NHC ILLUSTRATES WHAT THE ADAMS BROTHERS DO UNCHECKED

NHIBoardRx.com

NHC Board	Age	Tenure (years)
Chairman		
Robert G Adams	78	32
Board Member		
Sandra Y. Trail	77	3
Stephen F. Flatt	69	8
W Andrew Adams	79	32
Emil E. Hassan	78	21
James Paul Abernathy	89	22
Richard F. LaRoche	79	23

NHC
NATIONAL HEALTHCARE CORPORATION

NHC Board has excessively long tenure, has an average age of 79, includes both Adams brothers, and appears to be comprised exclusively of Murfreesboro, Tennessee affiliated directors

NHC directors have received low shareholder support at annual meetings

NHC has a staggered board

National HealthCare Corp	
Consensus Rating	
Buys	0
Holds	0
Sells	0

NHC has no Wall Street analyst coverage, barebones financial disclosures, and no quarterly earnings calls

Source: Bloomberg, NHC SEC filings; Land & Buildings' research and views.







VOTE THE GOLD UNIVERSAL PROXY CARD TODAY

NATIONAL HEALTH INVESTORS
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L&B'S HIGHLY QUALIFIED NOMINEES WOULD BRING MUCH NEEDED INDEPENDENCE AND EXPERTISE

Jim Hoffmann

EXPERT REIT INVESTOR AND ANALYST

- ✓ Universally respected REIT investor and analyst at top REIT-dedicated investment funds
- ✓ Former Partner and Senior Vice President of Wellington Management Company LLP, one of the largest REIT dedicated investors in US
- ✓ Extensive experience on REIT boards undergoing significant governance enhancements and strategic change
- ✓ Positioned to immediately help NHI improve its governance, gain credibility with investment community, and provide management with a shareholder perspective, if elected

Adam Troso

REIT ADVISOR AND EXECUTIVE FOR 25+ YEARS

- ✓ Proven independence, dealmaking acumen, and experience advising REIT boards on capital markets and governance issues, including related party transactions
- ✓ Former Managing Director at J.P. Morgan and Greenhill in Real Estate Investment Banking, where he advised on tens of billions of dollars of capital markets transactions across healthcare and other REIT sectors
- ✓ Current real estate executive specializing in the acquisition and strategic transformation of self-storage
- ✓ Positioned to immediately help NHI improve its governance, ensure independence in the NHC lease negotiation, and enhance capital allocation oversight, if elected

Source: Land & Buildings' research and views.

FOR ADDITIONAL INFORMATION





Longacre Square Partners

Dan Zacchei / Miller Winston

dzacchei@longacresquare.com

mwinston@longacresquare.com



Saratoga Proxy Consulting, LLC

John Ferguson / Mike Coronato

(888) 368-0379 or (212) 257-1311

jferguson@saratogaproxy.com

mcoronato@saratogaproxy.com

LEGAL DISCLOSURES



DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Land & Buildings Investment Management, LLC and the other participants named in its proxy solicitation (collectively, "Land & Buildings" or "we") and are based on publicly available information with respect to National Health Investors, Inc. (the "Company" or "NHI"). Land & Buildings recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Land & Buildings' conclusions. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Land & Buildings disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Land & Buildings herein are based on assumptions that Land & Buildings believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Land & Buildings currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Land & Buildings from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Land & Buildings discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Land & Buildings expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Land & Buildings. Although Land & Buildings believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Land & Buildings will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Land & Buildings has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.